

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 13, 2017

Via E-mail
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

>   **Re: ATI Modular Technology Corp.**
>   **Amendment 2 to Information Statement on Schedule 14C**
>   **Filed August 31, 2017**
>   **File No. 000-55699**

Dear Mr. Perkins:

We have reviewed your filings and have the following comments.

Amendment 2 to Information Statement on Schedule 14C

General

1. Please respond to the Commission's comments in writing via correspondence on the EDGAR.

2. We reissue comment 1 of our letter dated August 15, 2017. Please provide a legal and factual analysis of whether you are required to register under the Securities Act of 1933 the shares you intend to issue as consideration in the merger with AmericaTowne, Inc.

3. Please provide the pro forma information required by Item 14(b)(10) of Schedule 14A to reflect the stock split as well as the merger. Please clearly show in the notes to this information how you compute the pro forma amounts presented.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-369 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.


Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction


cc: Anthony Paesano, Esq.